N-SAR Item 77C Attachment

Master Investment Portfolio
Interestholder Meeting Results (Unaudited)

The interestholders of Master Investment Portfolio (the "Trust"), by written consent in lieu of an interestholder meeting, voted on and approved the following matters. The results of the voting are presented below. Each vote reported represents one dollar of the interests outstanding on the record date.

Proposal 1 *
To elect the eight nominees specified below		Votes	Votes
as Trustees of the Trust.		For	Withheld
Mary G.F. Bitterman		51,439,785,581	231,240,567
A. John Gambs		51,440,920,102	230,106,046
Lee T. Kranefuss		51,441,365,678	229,660,470
Hayne E. Leland		51,441,514,695	229,511,453
Jeffrey M. Lyons		51,443,880,860	227,145,288
Wendy Paskin-Jordan		51,417,555,875	253,470,273
Leo Soong		51,436,939,665	234,086,483
H. Michael Williams		51,437,813,889	233,212,259

Ms. Bitterman, Ms. Paskin-Jordan and Messrs. Gambs, Kranefuss and Soong previously served as Trustees of the Trust and were reelected. Messrs Leland, Lyons and Williams were newly elected.

Proposal 2
To approve the amendment of the
declaration of trust to allow the Board of
Trustees to authorize a LifePath Master
Portfolio's merger with another LifePath
Master Portfolio without interestholder	Votes	Votes	Votes
approval.	For	Against	Abstaining
LifePath Retirement Portfolio	233,422,848	8,041,436	52,381,353
LifePath 2010 Portfolio	635,063,619	20,015,386	279,454,342
LifePath 2020 Portfolio	1,086,124,992	48,654,204	548,057,613
LifePath 2030 Portfolio	883,500,156	28,841,213	342,397,105
LifePath 2040 Portfolio	599,976,365	13,794,375	309,726,708

* Denotes Trust -wide proposal and voting results